SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2026

Commission File Number: 001-06439

SONY GROUP CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F ☒	Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION (Registrant)

By:	/s/ Lin Tao
(Signature)
Lin Tao
Chief Financial Officer

Date: February 05, 2026

List of Materials

Documents attached hereto:

Notice Concerning Change in Representative Corporate Executive Officers

February 5, 2026

Sony Group Corporation

Notice Concerning Change in Representative Corporate Executive Officers

Sony Group Corporation announced that, at a meeting of its Board of Directors held today, a change in Representative Corporate Executive Officers was approved as follows.

1.	Reason for Change

Retirement of Representative Corporate Executive Officer

2.	Changing Representative Corporate Executive Officer

Name:	Kenichiro Yoshida

Title before change:	Director, Chairman, Representative Corporate Executive Officer

Title after change:	Director, Chairman

3.	Date of Change

March 31, 2026 (Scheduled retirement date)

End of Document